SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

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☑ Preliminary Information Statement
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☐ Definitive Information Statement

DIATOM CORPORATION

(Name of Registrant as Specified In Its Charter)

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DIATOM CORPORATION
145-925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone: (604) 669-4771

NOTICE OF ACTION TAKEN WITHOUT A STOCKHOLDER MEETING

February __, 2007

To the Stockholders of Diatom Corporation:

The attached information statement is being delivered by Diatom Corporation (the "Corporation") in connection with the approval by the holders of a majority of our voting stock to amend the Corporation's articles of incorporation to change our name to "Planktos Corp." and to effect a one (1) and one half (½) for one (1) forward split of our common stock.

We anticipate that the amendment to our articles of incorporation and the forward split will become effective on or about March __, 2007.

On January 30, 2007, the Corporation's board of directors approved a resolution to change the Corporation's name to "Planktos Corp." and to effect a forward split on a one (1) and one half (½) for one (1) basis. The resolution also called for stockholders action to approve the amendment and the forward split.

On February 1, 2007, the holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote executed a written consent in accordance with the provisions set forth in *Title 7, Article 78, Section 390* of the Nevada Revised Statutes and *Article II, Section 10* of the Corporation's bylaws that approved the name change and the forward split.

This letter and the accompanying information statement are being distributed to you, our stockholders, in accordance with the requirements of *Title 7, Article 78, Section 390* of the Nevada Revised Statutes and Section 14(c) of the Securities Exchange Act of 1934, as amended. The attached information statement describes the amendment to the Corporation's articles of incorporation and the forward split.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Thank you for your continued interest in and support of Diatom Corporation.

By Order of the Board of Directors

_____
Robert Fisher
Chief Executive Officer and Director

DIATOM CORPORATION INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

Unless we indicate otherwise or unless the context requires otherwise, all references in this information statement to "we," "us," "our," or the "Corporation" are to Diatom Corporation.

INTRODUCTION

This information statement is being mailed on or about February __, 2007 to all of the Corporation's stockholders of record as of the close of business on January 31, 2007, in connection with the adoption of an amendment to our articles of incorporation and a forward split of our common stock.

On January 30, 2007, the Corporation's board of directors approved resolutions to file an amendment to our articles of incorporation to change our name to "Planktos Corp." and to effect a forward split of one half (½) new share of common stock for each one (1) share of common stock held on the effective date.

The amendment to our articles of incorporation and the forward split were adopted by the written consent of the holders of a majority of the issued and outstanding shares of the Corporation's common stock entitled to vote in accordance with the provisions set forth in *Title 7, Article 78, Section 390* of the Nevada Revised Statutes and *Article II, Section 10* of our bylaws. Our board of directors decided to obtain the written consent of the holders of a majority of the outstanding common stock entitled to vote on the amendment to our articles of incorporation and the forward split of our common stock in order to eliminate the cost and delay involved in holding a special meeting of the Corporation's stockholders.

The record date for purposes of determining the stockholders entitled to vote and to whom this information statement is to be sent is January 31, 2007. As of the record date, we had 54,510,892 shares of common stock issued and outstanding that was entitled to vote on the amendment to our articles of incorporation and the forward split, with each share of common stock entitled to one vote. By written consent, the holders of 32,594,825 shares of the issued and outstanding common stock, representing approximately 59.8% of the votes entitled to be cast, approved the amendment to our articles of incorporation and the forward split.

Pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, the amendment to our articles of incorporation and the forward split may not be effected until at least 20 calendar days after this information statement is sent or given to the Corporation's stockholders. We anticipate that the amendment to our articles of incorporation and the forward split will become effective on or about March __, 2007.

There will not be a meeting of stockholders to approve the amendment to our articles of incorporation or the forward split and none is required under *Title 7, Article 78, Section 390* of the Nevada Revised Statutes since these actions have already been approved by the written consent of the holders of a majority of the outstanding shares of the Corporation's voting common stock.

Title 7, Article 78, Section 390 of the Nevada Revised Statutes mandates that if a written consent is signed by less than the unanimous consent of all stockholders entitled to vote, the Corporation must give notice of the actions taken to all stockholders who were entitled to vote on the consent actions but who have not consented to the actions. This information statement is intended to provide you with the required notice.

QUESTIONS AND ANSWERS

Q: Why did I receive this information statement?

A: Applicable laws require us to provide you with information pertaining to an amendment of the articles of incorporation.

Q: Why does the Corporation wish to change its name to "Planktos Corp."?

A: The Corporation proposed an amendment of our articles of incorporation to change our name to more accurately reflect the Corporation's prospective business focus in connection with the intended acquisition of Planktos, Inc.

Q: Why does the Corporation wish to effect a forward split of its common stock?

A: The Corporation wishes to effect a forward split to increase the number of common shares available in the public float in an effort to stabilize the market for the Corporation's common stock.

Q: What will I receive as a result of the forward split?

A: You will receive one half (½) additional new share for each one (1) share of the Corporation's common stock that you own as of the effective date of the forward split.

Q: Will fractional shares of the Corporation's common stock be distributed?

A: No. Fractional shares of the Corporation's common stock will not be distributed. Stockholders of the Corporation entitled to receive fractional shares as a result of the forward split will instead have their fractional share rounded up to receive an additional whole share.

Q: When is the effective date for the forward split?

A: The effective date to determine entitlement to the forward split shares will be March __, 2007 as declared by the Corporation's board of directors in coordination with the Corporation's transfer agent and the NASD. Stockholders of the Corporation's common stock will be entitled to one half (½) additional new share for each one (1) share of the Corporation's common stock held as of the close of business on that date.

Q: How will you obtain the forward split shares to which you are entitled?

A: Stockholders who hold their shares in "street name" with nominees or brokerages will not be required to take any action to receive additional shares to which they are entitled by the forward split.

Stockholders who hold their shares in certificate form will not be required to take any action to have the additional shares to which they are entitled be recorded by the Corporation's transfer agent on the effective date. However, stockholders who wish to physically receive their additional shares will have to surrender their pre-split share certificates to the Corporation's transfer agent in exchange for new certificates that evidence both pre-split and post-split shares.

Q: When do you expect the amendment to the Corporation's articles of incorporation to become effective?

A: The amendment to our articles of incorporation will become effective upon filing with the Nevada Secretary of State. We expect to file the amendment with the Nevada Secretary of State as soon as is reasonably practicable on or after the twentieth (20th) day following the mailing of this information statement to our stockholders.

Q: Why am I not being asked to vote?

A: The holders of a majority of the issued and outstanding shares of common stock have already approved the amendment to our articles of incorporation and the forward split pursuant to written consent in lieu of a stockholders meeting. Such approval, together with the approval of the Corporation's board of directors, is sufficient under Nevada law, and no further approval by our stockholders is required.

Q: What do I need to do now?

A: Nothing. This information statement is purely for your information and does not require or request you to do anything.

Q: How can I obtain a copy of the Corporation's 10-KSB?

A: A copy of the Corporation's most recent fiscal year end report on Form 10-KSB, for the period ended December 30, 2005, may be obtained at no charge by sending a written request to the Corporation's corporate address. The Form 10-KSB is also available on the Securities and Exchange Commission's website at *www.sec.gov*.

Q: Whom can I contact with questions?

A: If you have any questions about any of the actions to be taken by the Corporation, please contact Robert Fisher at (604) 669-4771.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. These statements relate to future events, future financial performance or projected business results and involve known and unknown risks and uncertainties. Actual results may differ materially from those expressed or implied by these statements. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will" or other similar words. The following list identifies some of the factors that could cause actual results to differ from those expressed or implied from the forward-looking statements:

- our anticipated financial performance and business plan;
- the sufficiency of existing capital resources;
- our ability to raise additional capital to fund cash requirements for future operations;
- uncertainties related to the intended acquisition of Planktos, Inc.;
- the ability of the Corporation to generate revenues to fund future operations;
- the volatility of the stock market; and
- general economic conditions.

The Corporation's forward-looking statements are based on their respective management's beliefs and assumptions extracted from information available to management at the time the statements are made. Management cautions you that assumptions, beliefs, expectations, intentions and projections about future events may, and often do, vary materially from actual results. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements.

APPROVAL TO CHANGE THE CORPORATION'S NAME

On January 30, 2007, the Corporation's board of directors approved an amendment to Article I of our articles of incorporation to change the name of the Corporation from "Diatom Corporation" to "Planktos Corp." Our sole director also directed that the amendment be submitted for approval by the Corporation's stockholders as required by Nevada Revised Statutes, *Title 7, Article 78, Section 390*. The stockholders holding a majority of the Corporation's issued and outstanding shares approved the name change by written consent on February 1, 2007. The name change will better reflect the Corporation's prospective business focus upon the intended acquisition of Planktos, Inc.

The name change will be effected by amending our articles of incorporation to delete *Article I* in its entirety, providing for a new *Article I* as follows:

"Article I. The name of the corporation is "Planktos Corp."

The name change will become effective on or about March __, 2007, subsequent to the filing of an amendment to the Corporation's articles of incorporation with the Nevada Secretary of State.

APPROVAL TO EFFECT A FORWARD SPLIT

On January 30, 2007, the Corporation's board of directors approved a forward split of a one half (½) new share of common stock for each one (1) share of common stock held on the effective date and directed that the forward split be submitted for approval by the Corporation's stockholders. The stockholders holding a majority of the Corporation's issued and outstanding shares approved the forward split by written consent on February 1, 2007. The forward split will increase the number of common shares available in the public float in an effort to stabilize the market for the Corporation's common stock.

EFFECT OF FORWARD SPLIT

The principal effect of the forward split will be that the number of shares of common stock issued and outstanding will be increased from 54,510,892 shares to approximately 81,766,338 shares (depending on the number of fractional shares that are rounded up on conversion). The forward stock split itself will not change the proportionate equity interests of our stockholders, nor will the respective voting rights and other rights of stockholders be altered. The common stock issued pursuant to the forward stock split will remain fully paid and non-assessable. The effective date for the forward split will be March __, 2007, as declared by the Corporation's board of directors in coordination with the Corporation's transfer agent and the NASD, entitling each of the Corporation's stockholders to one half (½) additional new share for each one (1) share of the Corporation's common stock held as of the close of business on that date.

FEDERAL INCOME TAX CONSEQUENCES OF FORWARD SPLIT

The following summary of certain material federal income tax consequences of the forward split does not purport to be a complete discussion of all of the possible federal income tax consequences and is included for general information only. Further, it does not address any state, local, foreign or other income tax consequences, nor does it address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the United States federal income tax laws as of the date of this information statement. Such laws are subject to change retroactively as well as prospectively. This summary also assumes that the shares of common stock are held as "capital assets," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment). The tax treatment of a stockholder may vary depending on the facts and circumstances of such stockholder. EACH STOCKHOLDER IS URGED TO CONSULT WITH SUCH STOCKHOLDER'S TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE FORWARD SPLIT.

No gain or loss should be recognized by a stockholder upon the stockholder's exchange of shares pursuant to the forward split. The aggregate tax basis of the shares received in the forward split will be the same as the stockholder's aggregate tax basis in the shares exchanged. The stockholder's holding period for the shares received in the forward split will include the period during which the stockholder held the shares surrendered as a result of the forward split. The Corporation's views regarding the tax consequences of the forward split are not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service or the courts would accept the positions expressed above. The state and local tax consequences of the forward split may vary significantly as to each stockholder, depending on the state in which such stockholder resides.

ADDITIONAL GENERAL INFORMATION

SHARE CERTIFICATES

The foregoing actions will become effective on or about March __, 2007. Following the Corporation's name change and forward split, the share certificates you now hold will continue to be valid. In the future, new share certificates will be issued bearing the new name, but this in no way will affect the validity of your current share certificates. The name change and forward split will occur on the effective date without any further action on the part of our stockholders and without regard to the date or dates on which share certificates representing shares of pre-split common stock, actually surrendered by each holder thereof, for certificates representing the number of shares of post-split common stock which each such stockholder is entitled to receive as a consequence of the forward split. After the effective date of the name change and forward split, each one (1) share of our pre-split common stock will be deemed to represent one and one half (1½) shares of our common stock. Certificates bearing our new name and representing post-split common stock will be issued in due course as old share certificates are tendered for exchange or transfer to our transfer agent: Madison Stock Transfer, attention Michael Ajzenman, P.O. Box 145, Brooklyn, New York 11229-0145 phone:(718) 627-4453 fax:(718) 627-6341.

The share certificates representing shares of new common stock will contain the same restrictive legend as that on the shares of existing common stock in exchange for which the new shares are being issued. As applicable, the time period during which a stockholder has held the existing common stock will be included in the time period during which such stockholder actually holds the share certificates representing the additional new common stock received as a result of the forward split for the purposes of determining the term of the restrictive period applicable to the new common stock.

VOTING SECURITIES

The record date for purposes of determining the stockholders entitled to vote and to whom this information statement is to be sent is January 31, 2007. As of the record date, we had 54,510,892 shares of common stock issued and outstanding and entitled to vote on the amendment, with each share of common stock entitled to one vote. The holders of 32,594,825 shares of the issued and outstanding common stock, representing approximately 59.8% of the votes entitled to be cast, approved the amendment to our articles of incorporation and the forward split of our common stock by written consent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of February __, 2007, with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group.

Title of Class	Name and Address	Number of Shares	% of Class
Common	Robert Fisher 145-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2	0	-
Common	Gabriela Sameniego Ave Ricardo J. Alfaro Sun Tower Mall 59 Panama City, Panama	23,000,000	42.19
Common	Investment Track Group Avenida Fedrico Boyd Box 8807 Panama City, Panama	3,659,825	6.71
Common	Officer and Directors as a Group	0	-

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Corporation files reports, information statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: *www.sec.gov.*

A copy of the Corporation's yearly report on Form 10-KSB for the fiscal year ended December 31, 2005, can be found at the Commission's Internet site. The yearly report does not form any part of the materials for the solicitation of proxies. Copies of the yearly report will be sent to any stockholder without charge upon written request addressed to: Diatom Corporation, 145-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, attention: Corporate Secretary.